Exhibit 99.1

8 February 2022

NOTICE OF REDEMPTION

Dated 8 February 2022

US$2,500,000,000 3.262% Fixed Rate/Floating Rate Senior Unsecured Notes due 2023

(CUSIP No. 404280 BJ7; ISIN: US404280BJ78)* (the ‘Securities’)

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and the Optional Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

To:	The Holders of the Securities

The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of 26 August 2009 (as amended or supplemented from time to time, the ‘Base Indenture’), between HSBC Holdings plc, as issuer (the ‘Issuer’), The Bank of New York Mellon, London Branch, as trustee (the ‘Trustee’), and HSBC Bank USA, National Association, as paying agent and registrar (‘HSBC Bank USA’), as supplemented and amended by a fourth supplemental indenture dated as of 13 March 2017 (the ‘Fourth Supplemental Indenture’ and, together with the Base Indenture, the ‘Indenture’) among the Issuer, the Trustee and HSBC Bank USA as paying agent, registrar and calculation agent. Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the ‘Optional Redemption’).

Pursuant to Section 11.04 of the Base Indenture and Sections 2.03, 3.01 and 4.01 of the Fourth Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Optional Redemption:

•	The redemption date for the Securities shall be 13 March 2022 (the ‘Redemption Date’).

•

The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities (the ‘Redemption Price’). Additionally, in accordance with the terms of the Indenture, as the Redemption Date is an Interest Payment Date, all accrued but unpaid interest from (and including) 13 September 2021 to (but excluding) the Redemption Date will also be payable to the holders of record of the Securities as of 26 February 2022, the Regular Record Date (the ‘13 March Interest Payment’).

•

Subject to any conditions and/or the limited circumstances contained in the Fourth Supplemental Indenture, on the Redemption Date the Redemption Price and the 13 March Interest Payment shall become due and payable upon each such Security to be redeemed and interest thereon shall cease to accrue on or after such date.

Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Notice of Redemption/2

•

Pursuant to the terms of the Indenture, as the Redemption Date is not a Business Day, the Issuer will pay interest and principal on the Securities on the next succeeding Business Day, Monday 14 March 2022. In accordance with the terms of the Indenture, interest on the payment of the Redemption Price and the 13 March Interest Payment shall not accrue during the period from and after the scheduled Redemption Date.

•	Securities should be surrendered at the registered office of HSBC Bank USA at 452 Fifth Avenue, New York, NY 10018.

Questions relating to this Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

IMPORTANT TAX INFORMATION

EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE (‘IRS’) FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

ends/more

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com

Media enquiries to:
Ankit Patel	+44 (0) 20 7991 9813	ankit.patel@hsbc.com

Notes to editors:

1. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,969bn at 30 September 2021, HSBC is one of the world’s largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is: Mark Tucker*, Noel Quinn, James Anthony Forese†, Steven Guggenheimer† ,Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai†, Pauline van der Meer Mohr†, Rachel Duan†, Dame Carolyn Fairbairn† and Aileen Taylor.

*	Non-executive Group Chairman

†	Independent non-executive Director

ends/all